November 16, 2018

Via E-mail
Robert F. Friel
Chairman, Chief Executive Officer
       and President
PerkinElmer, Inc.
940 Winter Street
Waltham, Massachusetts 02451

       Re:     PerkinElmer, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 27, 2018
               File No. 1-05075

Dear Mr. Friel:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. We note that the website of your subsidiary EUROIMMUN Medizinische Labordiagnostika AG lists distributors in Syria and Sudan. Syria and
Sudan are
      designated by the State Department as state sponsors of terrorism, and are subject to U.S.
      economic sanctions and/or export controls. You do not include disclosure about Syria and Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan, including contacts with their governments, whether through subsidiaries, distributors or other direct or indirect arrangements.
 Robert F. Friel
PerkinElmer, Inc.
November 16, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance